Law Office of Stephen Seigel
January 31, 2014

Law Office of Stephen Seigel
30 Wildwood Garden
Suite H-1
Port Washington NY 11050
Phone (516) 449-5112
Harvey1508@gmail.com



January 31, 2014

<u>**VIA E-MAIL**</u>

Ms. Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Gowetski
1 00 F Street, NE
Washington, DC 20549

      Re: Sharestates I, LLC
      Offering Statement on Form 1-A
      Filed January 14, 2014
      File No. 024-10373

Dear Ms. Gowetski

      We are responding to comments received from the staff of the Division of Corporation Finance (the **"Staff"**) of the Securities and Exchange Commission (the **"SEC"**) by email dated January 30, 2014 regarding Sharestates I, LLC's, Regulation A Offering Statement on Form 1-A referenced above. For your convenience, Sharestates I, LLC's, responses are prefaced by the Staff's corresponding comment in italicized text.

      Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Sharestates I, LLC.

<u>General</u>

1. We note your response to comment 8 of our letter dated January 6, 2014 and the revised disclosure on page 26 referring to the Corcoran analysis. We also note the materials attached as Exhibit 15b. We are continuing to review this information and may have further comment.

Response: In response to the Staff's comment and as discussed via conference call, the reference to the Corcoran analysis has been removed from our filing. We have also highlighted our *Right* to participate in the development of the Property and what will happen if we fail to raise the entire $1,920,000. A notice has been added to the preamble further disclosing that Sharestates is only entitled to 40% of the net profits.

The Parent Company, page 32

2. We have reviewed your response to comment 13. We note on page 30 that you have projected rental proceeds in the event the property is not sold. Please provide an estimated dollar amount for the fees to be paid for leasing of the property based on these projections. Please also revise to provide more detailed descriptions of each of the separate fees to be paid to the parent company.

Response: In response to the Staff's comment, Sharestates I has revised its disclosure to include anticipated fees to be paid for leasing of the property based on our rental projections. We also revised our disclosure to provide more detailed descriptions of each of the separate fees to be paid to the parent company. The fee schedule for leasing of the property has also been updated to be consistent with our projected leasing fees to Corcoran

Management, page 42

3. We have reviewed your response to comment 14. Please revise your disclosure to include language similar to your response that the principals will not devote all their time to this project.

Response: In response to the Staff's comment, Sharestates I has revised its disclosure to include language that the principals will not devote all their time to this project.

Description of Units and Summary of the Operating Agreement, page 46

4. We have reviewed your response to comments 15 and 16. Please revise your disclosure to clarify that, with respect to the personal conduct and litigation repurchase rights, the units will be repurchased at their book value, which may be less than the investor's purchase price, if true. Please also clarify that investors do not have the right to demand you repurchase the shares under any circumstances, if true.

Response: In response to the Staff's comment, Sharestates I has revised its disclosure to clarify that, with respect to the personal conduct and litigation repurchase rights, the units will be repurchased at their book value, which may be less than the investor's purchase price and also clarify that investors do not have the right to demand we repurchase the shares under any circumstances.

Financial Statements

General

5. We note your response to comment 19 and we reissue the portion of the comment related to revising your headings at the top of each financial statement page and on the heading to the first page of notes to thereto. Please reflect in the heading that Sharestates I, LLC is a development stage company. Additionally, revise the same headings to indicate that your financial statements and notes thereto are unaudited. Additionally, please apply this comment to the financial statements for Sharestates, LLC.

Response: We apologize for the confusion. A development stage company "note" was added into the last revision. We misunderstood the initial comment. In response to the Staff's comment, Sharestates I has revised its Financial Statements to reflect in the heading that Sharestates I, LLC

Law Office of Stephen Seigel
January 31, 2014

Sharestates I has revised its Financial Statements to reflect in the heading that Sharestates I, LLC is a development stage company. Additionally, the same headings have been revised to indicate that our financial statements and notes thereto are unaudited. Additionally, these revisions were also applied to the financial statements of Sharestates, LLC.

6. Please remove the name Lipton & Associates LLP from each page of your financial statements as it may give the appearance that the financial statements were compiled by your independent accountants.

Response: In response to the Staff's comment, Sharestates I has revised its Financial Statements to remove the name Lipton & Associates LLP from each page of our financial statements.

<u>Report of Lipton & Associates LLP</u>
7. We note your response to comment 22 and are unable to see how the report was updated to indicate the development stage company status. Please have your independent accountants provide a revised review report in an amended filing on Form 1-A which is updated to match the indication in your financial statements that your business is a development stage company. Specifically, edit the reference to your entity in the first sentence of the report to read "Sharestates I, LLC, a development stage company". Additionally, please apply this comment to the accountants' report for Sharestates, LLC.

Response: We apologize for the confusion. A development stage company "note" was added into the last revision. We misunderstood the initial comment. In response to the Staff's comment, our independent accountant has provided a revised review report in an amended filing on Form 1-A which is updated to match the indication in our financial statements that our business is a development stage company. Specifically, the reference to your entity in the first sentence of the report now reads "Sharestates I, LLC, a development stage company". Additionally, this revision was also applies to the accountants' report for Sharestates, LLC.

We appreciate the Staffs comments and request the Staff contact Sharestates I, LLC, at (212) 201-0750 or by email at SharestatesI@sharestates.com with any questions or comments regarding this letter.

Warmest Regards,

Stephen Seigel, Esq.